Exhibit 99.154

NexTech Integrates CVENT Cloud Event Registration into its InfernoAR Virtual Events platform

Integration Accelerates with the Largest Event Registration Provider

New York, NY – Toronto, ON –May 19th, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), an emerging leader in augmented reality for eCommerce, AR learning applications, and virtual events is pleased to announce that it has expanded its infernoAR platform integration with Cvent Solutions optimizing the entire InfernoAR event management value chain. Integration with CVENT will broaden the utility and increase the appeal of the platform by helping end-users seamlessly register and become more productive while using the platform.

Integration Benefits:

●	Integration with largest event registration provider.

●	Users can register for one time events or create user accounts for full portal access.

●	Triggers InfernoAR to programmatically send unique login information to attendees allowing them to click on their personal calendar reminder to access event.

●	Single click login for users instead of passwords.

Evan Gappelberg, NexTech CEO comments, “This additional integration adds tremendous value to our platform as everyone’s first impression is registration, so having a seamless frictionless registration is mission critical. We will continue over the coming weeks to add more features and functionality to extend the capabilities and appeal of our InfernoAR platform which should further strengthen our market position”.

With added features like live moderated questions and now CVENT simple registration, the InfernoAR integrated platform can extend corporate meetings, school classes and lectures, product demonstrations, and trade show presentations to wide audiences while maintaining a high-quality small conference experience and also maintaining real-time moderated interactivity.

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With corporate meetings and events going virtual through online collaboration and web conferencing tools, NexTech has developed a method to seamlessly integrate 3D photo realistic holograms of people and products into these virtual events through WebAR or through its ARitize App. Whether you need to host a full-featured conference, a keynote for a major product announcement, a virtual booth to welcome your partners, investors, and advocates, or remote training sessions, NexTech is able to help you reach the heart of your audience, with our unique AR touch.

With the Global Coronavirus pandemic disrupting all large gatherings, demand for remote training and virtual events is surging which will undoubtedly drive awareness and adoption of the company’s video conferencing, live streaming and remote training platform with integrated AR features.

●	5/15/20: Expanded its infernoAR platform integration with all major video conference platforms including integration with Zoom, Microsoft Teams, Skype, Cisco Webex, BlueJeans, Google Hangouts, Google Meet, and GoToMeetings.

●	5/14/20: First quarter 2020 results were released revenue growth was up + 177% hitting $2.5 million, and Gross profit grew 267% to $1.3 million compared to the same period last year.

●	5/5/2020: NexTech announced that CEO Evan Gappelberg purchased 929,885 common shares of NexTech common stock, his third purchase for the year 2020.

●	4/30/2020: the company acquired virtual events, remote video training, live streaming software company Jolokia; whose customers include Merck, Johnson & Johnson, Toyota, Viacom, Polycom and others. The Jolokia platform generated $1mill USD in SaaS revenue for 2019.

●	The Aritize360 app launching in May. The app, once launched, will be a boost to the revenue-generating power of the existing AR eCommerce solution and recently launched 3D/AR advertising platform.

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About NexTech AR Solutions Corp.

NexTech is an emerging leader in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista. On 4/30/2020 NexTech acquired virtual events, remote video training, live streaming software company Jolokia; whose customers include Merck, Johnson & Johnson, Toyota, Viacom, Polycom and others. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™.

The company is pursuing four multi-billion-dollar verticals in AR.

ARitize™ For eCommerce; The company launched its technologically advanced webAR for eCommerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it on’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ University; having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity.

ARitize™ Hollywood Studios; the studio has created a proprietary entertainment venue for which it is producing immersive content using 360 video, and augmented reality as the primary display platform.

ARitize™ 3D-AR-360 Advertising Platform: launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D, 360, AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

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To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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